CLEANTECH SOLUTIONS INTERNATIONAL, INC.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

May 29, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: Jan Mumford, Esq.

Re:	Cleantech Solutions International, Inc. Registration Statement on Form S-3 Filed April 26, 2013 File No. 333-188142 Memorandum of Compliance

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission in its letter dated May 16, 2013 with respect to the Registration Statement on Form S-3, filed by Cleantech Solutions International, Inc. (the “Company”).

The Company hereby confirms that it does not intend to issue any debt securities under the above-referenced registration statement and has filed an amendment to the Form S-3 to eliminate all references to any future offerings of such securities under this registration statement.

In response to the comments of the staff of the Commission, please be advised as follows:

Fee Table

1.	Your prospectus refers to an offering of units, but your fee table does not include units as a class of securities to be registered. Please revise or advise.

Response:  The Company has revised the fee table to reflect the inclusion of Units.

Prospectus Cover Page

2.	Please provide the disclosure required by Instruction 7 to Form S-3 General Instruction I.B.6.

Response:  We have included the required disclosure on the Cover Page of the Prospectus.

Incorporation of Certain Information by Reference page 19

3.
Please ensure that your list of incorporated document indentifies all reports that you filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K that you incorporated by reference.  For example, we note that the current list of incorporated documents does not include the Form 8-K that you filed on January 29, 2013.

Response:  We have updated the information under “Incorporation of Certain Information by Reference” to include all documents filed with the Commission since December 31, 2012.

Exhibit 5.1

4.	Please file an opinion that addresses the units mentioned in comment 1 above. See Section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:  The opinion of counsel has been revised in response to the comments of the staff.

Securities and Exchange Commission
May 28, 2013

5.
Please file an opinion of counsel indicating whether the warrants, when sold, will be binding obligations of the registrant under the law of the jurisdiction governing the warrant agreement.  See Section II.B.1.f of Staff Legal Bulletin No. 19.

Response:  The opinion of counsel has been revised in response to the comments of the staff.

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the Company respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on Friday, May 31, 2013, or as soon thereafter as possible.

We hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jianhua Wu
Jianhua Wu Chief Executive Officer